Luke J. Albrecht	VIA EDGAR
(617) 937-2353
lalbrecht@cooley.com
April 2, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

RE:	Clinical Data, Inc. Amendment No. 1 to Registration Statement on Form S-4 Registration No. 333-156011
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4, initially filed with the Commission on December 9, 2008, and amended by Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on January 13, 2009. Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated January 30, 2009 from Peggy Fisher, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Ms. Fisher as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.
Fee Table
1.	Comment: We note your response to prior comment 1. Please reconcile your disclosure in footnote (1) to the fee table that there are 17,037,928 Avalon shares outstanding excluding the shares held by Clinical Data with the disclosure on page 60 that there are 16,190,412 Avalon shares outstanding excluding the shares held by Clinical Data.

Response: In response to this comment, the Company notes that the number of shares of Avalon common stock deemed owned for purposes of the table titled “Security Ownership of Certain Beneficial Owners of Avalon” includes 847,516 shares of Avalon common stock that are subject to separate voting agreements. Footnote 10 of the Security Ownership table notes the inclusion of the Avalon shares that are subject to the voting agreement. As a result, the total number of shares of Avalon common stock issued and outstanding as of December 31, 2008, not including the shares held by Clinical Data, is 17,037,928.
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 2, 2009
Page Two
Material United Stated Federal Income Tax Consequences.... page 83
2.	Comment: Expand the disclosure to state whether or not an opinion of counsel was sought with regard to the tax consequences discussion on page 88. Identify counsel, and explain why the tax consequences of the receipt of stock under the CVR agreement is “uncertain” and counsel cannot render an opinion on this issue. For example, is the law unclear? Are the relevant facts unknown? Provide similar disclosure for why the tax character of any gain is uncertain. Also explain to shareholders when and how they will be able to determine the appropriate tax treatment. Is it when and if they actually receive shares? It is not clear why you strongly advise them to consult their own tax advisors if the issues are uncertain. Also file a tax opinion as an exhibit pursuant to Item 601(b)(8) of Regulation S-K, or tell us why you believe no opinion is required.

Response: In response to the Staff’s comment, the Company has added additional disclosure beginning on page 87 of the Amendment. In addition, the Company has filed as exhibits to the Amendment opinions from counsel to the Company as well as counsel to Avalon Pharmaceuticals, Inc. regarding the tax consequences discussion contained in the Amendment. The expanded disclosure makes clear that the U.S. federal income tax treatment of the CVRs may be governed either (i) by rules generally applicable to debt instruments or (ii) by rules generally applicable to options to acquire stock, and that there is no clear legal authority dictating which set of rules are appropriate. The disclosure goes on to describe the expected results under each of the alternate characterizations. In the case of the characterization as a debt instrument the disclosure indicates that there is insufficient legal authority to determine (i) if any gain resulting from a subsequent payment under the CVR Agreement would be capital gain or (ii) the proper method for determining whether any capital gain or loss was long-term or short term gain or loss. Finally, the expanded disclosure advises Company stockholders to consult with their own tax advisors to determine which characterization they will employ in reporting the results of the transaction, in light of their own individual circumstances and available federal income tax authority. Because the federal income tax law is uncertain with respect to this issue, there is no time by which the appropriate tax treatment will become clear unless additional clarifying authority is issued in the future, and therefore the Company is unable to inform shareholders as to when and how they will be able to determine the appropriate tax treatment of the CVRs, other than by outlining the alternative potential tax characterizations under which the CVRs may be governed as described above.
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     When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.
     We hope that the above responses and the related revisions to the Amendment will be acceptable to the Staff. Please do not hesitate to call Miguel Vega or Marc Recht of this firm at
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 2, 2009
Page Three
(617) 937-2300 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.
Best regards,
/s/ Luke J. Albrecht
Luke J. Albrecht

cc:	Securities and Exchange Commission

Peggy Fisher
Mary Beth Breslin

Clinical Data, Inc.

Andrew J. Fromkin
C. Evan Ballantyne
Caesar J. Belbel
John McCabe

Cooley Godward Kronish LLP

Miguel J. Vega
Marc A. Recht

Avalon Pharmaceuticals, Inc.

Kenneth C. Carter, Ph.D.

Hogan & Hartson LLP

Michael J. Silver
John H. Booher

Deloitte and Touche LLP

Joseph Apke
THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM